Exhibit 99.1

FOR MORE INFORMATION:
Haris Tajyar
Managing Partner
Investor Relations International
818-382-9702
htajyar@irintl.com
FOR IMMEDIATE RELEASE
NOVEMBER 13, 2008
LJ INTERNATIONAL REPORTS FINANCIAL RESULTS
FOR THIRD QUARTER AND NINE MONTHS OF 2008
HONG KONG, November 13, 2008 – LJ International Inc. (LJI) (NASDAQ: JADE), a leading jewelry manufacturer and retailer, today reported financial results for the third quarter ended September 30, 2008.
Revenues for the third quarter ended September 30, 2008 totaled $32.9 million, down 12.7% from $37.7 million in the third quarter of 2007. The Company noted that the year-over-year revenue decline was primarily due to worsening economic conditions at the wholesale level, stemming from a global slowdown in consumer spending, and the temporary suspension of its “Signature” retail line for affluent consumers. Net income for the third quarter of 2008 was $0.4 million, or $0.02 per diluted share, compared to $0.5 million, or $0.02 per diluted share, a year earlier.
On a segmented basis, revenues from LJI’s ENZO chain of jewelry stores increased by nearly 48% to $9.3 million from $6.3 million in year-ago quarter. The growth was primarily due to the maturation of a number of stores that were opened last winter. Wholesale revenues in the third quarter of 2008 decreased by nearly 25% to $23.6 million from $31.4 million in the third quarter of 2007. A total of 97 ENZO stores were in operation on September 30, 2008.
CEO Comments on Market Conditions
LJI Chairman and CEO Yu Chuan Yih commented, “Today’s results show how LJI has held its own in an increasingly harsh environment for consumer sales of luxury goods. It is widely expected that the U.S. will report little or no growth in GDP during the third quarter, and possibly even a contraction. Results from our wholesale division, which depends on North America for most of its sales, reflect that worsening situation.
However, despite today’s adverse economic conditions, which has now reached China, our ENZO chain of retail stores is continuing to report positive and improving financial results. We believe ENZO’s increasing share of our overall revenue mix will ensure we are well-diversified away from the U.S. economy should it continue its weakening trend.”
Nine-Month Results
For the nine months ended September 30, 2008, LJI reported revenues of $94.4 million, compared to $104.9 million in the first nine months of 2007. As with third quarter 2008 results, the year-over-year drop in revenues was due largely to lower sales in LJI’s wholesale operations, reflecting the impact of a slowing world economy on consumer demand, particularly in the U.S. Net income for the first nine months of 2008 was $1.2 million, or $0.05 per diluted share, compared to $2.3 million, or $0.10 per diluted share, in the first nine months of 2007.

Fourth Quarter Guidance
In its guidance for the fourth quarter and full year 2008, LJI said it expects revenues in the fourth quarter to range from $32 million to $33 million, compared to $47.1 million a year earlier. Net income for the fourth quarter is projected to range between $0.4 million and $0.5 million, or approximately $0.02 per diluted share, compared to a net loss of ($0.8 million), or ($0.04) per diluted share, a year earlier. For all of 2008, the Company said it expects to achieve revenues between $126 million and $127 million, compared to $152 million in Fiscal 2007. Net income for 2008 is expected to range between $1.5 million to $1.6 million, or $0.07 per diluted share, compared to $1.5 million, or $0.07 per share, in 2007.
Mr. Yih continued, “The fourth quarter is shaping up to be one of the weakest holiday shopping seasons in memory. Looking ahead, however, we see LJI emerging from the global downturn in a strong position to grow with recovering consumer demand.”
To be added to LJI’s investor lists, please contact Haris Tajyar at htajyar@irintl.com or at 818-382-9702.
About LJ International Inc.
LJ International Inc. (LJI) (Nasdaq: JADE) is engaged in the designing, branding, marketing and distribution of a full range of jewelry. It has built its global business on a vertical integration strategy and an unwavering commitment to quality and service. LJI distributes to fine jewelers, department stores, national jewelry chains and electronic and specialty retailers throughout North America and Western Europe, with a growing retail presence in China through its ENZO stores. Its product lines incorporate all major categories sought by major retailers, including earrings, necklaces, pendants, rings and bracelets.
Forward-looking statement: Except for the historical information, the matters discussed in this news release may contain forward-looking statements. These forward-looking statements do not constitute promises or guarantees of future performance, but involve a number of risks and uncertainties that could cause actual results to differ materially from such statements. Factors that could cause actual results to differ materially from such statements include, but are not limited to, factors relating to future revenues and earnings, expectations that the Company will not be negatively impacted by further one- time events relating to, but not limited to, write-offs related to its U.S. customers, significant or unforeseen litigation expenses, fluctuations in the Company’s gross margins, productivity improvements at its ENZO Division, successful turnaround of its unprofitable ENZO retail stores, continued weakness in the global economic climate, particularly in the U.S. and China as well as additional risk factors detailed in the Company’s most recent filings with the Securities and Exchange Commission. The Company assumes no obligation to update any forward-looking information contained in this press release or with respect to the announcements described herein.
[FINANCIAL TABLES FOLLOW]

LJ INTERNATIONAL INC.
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(UNAUDITED)
(IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

	Three months ended		Nine months ended
	September 30		September 30
	2008	2007	2008	2007
	US$	US$	US$	US$
Operating revenue	$32,960	$37,767	$94,406	$104,923
Costs of goods sold	(23,874)	(27,965)	(66,449)	(75,803)

Gross profit	9,086	9,802	27,957	29,120

Selling, general and administrative expenses	(8,372)	(8,273)	(27,739)	(23,330)

Operating income	714	1,529	218	5,790

Other revenue and expense
Other revenues	85	53	217	219
Gain on disposal of investment property	—	—	2,210	—
Interest expenses	(416)	(693)	(1,402)	(2,289)

Income before income taxes and minority interest	383	889	1,243	3,720
Income taxes	(5)	(420)	(67)	(1,420)

Income before minority interest	378	469	1,176	2,300
Minority interest	(4)	(4)	(5)	(9)

Net income	374	465	1,171	2,291

Earnings per share:
Basic	$0.02	$0.02	$0.05	$0.11
Diluted	$0.02	$0.02	$0.05	$0.10

Weighted average number of shares used in calculating diluted earnings per share	22,759,949	22,641,071	22,336,579	22,340,464

LJ INTERNATIONAL INC.
CONDENSED CONSOLIDATED BALANCE SHEETS
(IN THOUSANDS, EXCEPT PER SHARE DATA)

	As of	As of
	September 30,	December 31,
	2008	2007
	(Unaudited)
	US$	US$
ASSETS
Current asset
Cash and cash equivalents	4,428	4,951
Restricted cash	6,420	4,161
Trade receivables, net of allowance for doubtful accounts	21,203	23,194
Derivatives	—	2,947
Available-for-sale securities	2,333	2,973
Inventories	85,908	82,012
Prepayments and other current assets	2,415	2,522

Total current assets	122,707	122,760
Properties held for lease, net	758	1,292
Property, plant and equipment, net	7,381	8,460
Deferred tax assets	111	111
Goodwill, net	1,521	1,521

Total assets	132,478	134,144

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Bank overdrafts	3,084	2,977
Notes payable	8,933	4,047
Capitalized lease obligation, current portion	81	92
Letters of credit, gold loan and others	16,857	21,536
Derivatives	—	4,444
Trade payables	18,076	18,700
Accrued expenses and other payables	4,452	6,120
Income taxes payable	1,022	1,719
Deferred taxation	339	339

Total current liabilities	52,844	59,974
Notes payable, non-current portion	2,596	1,154
Capitalized lease obligation, non-current portion	122	181

Total liabilities	55,562	61,309

Minority interest	172	167

Shareholders’ equity
Common stocks, par value US$0.01 each, Authorized 100 million shares, Issued 22,761,172 shares as of September 30, 2008 and 21,437,172 shares as of December 31, 2007	228	214
Additional paid-in capital	55,138	51,495
Accumulated other comprehensive (loss) income	(431)	321
Retained earnings	21,809	20,638

Total shareholders’ equity	76,744	72,668

Total liabilities and shareholders’ equity	132,478	134,144

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